                                                /------------------------------/
                                                /        OMB APPROVAL          /
                                                /------------------------------/
                                                / OMB Number:        3235-0104 /
                                                / Expires:    October 31, 2001 /
                                                / Estimated average burden     /
                                                / hours per response...... 0.5 /
                                                /------------------------------/


+--------+
| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

    Stanford Venture Capital Holdings, Inc.
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)


    ----------------------------------------------------------------------------
                                   (Street)
    5050 Westheimer Road
    Houston, Texas 77056
    ----------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)        February 28, 2002
                                                              ------------------

3.  I.R.S Identification Number of Reporting Person, if an entity
    (Voluntary)
                --------------

4.  Issuer Name and Ticker or Trading Symbol Intercallnet, Inc. ("ICLN")
                                             -----------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    ___ Director    ___ Officer              X  10% Owner    ___ Other
                                            ---
                        (give title below)                       (specify below)


    ----------------------------------------------------------------------------

6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

    ____ Form Filed by One Reporting Person
     X   Form filed by More than One Reporting Person
    ----
             Table I--Non-Derivative Securities Beneficially Owned

--------------------------------------------------------------------------------
1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
--------------------------------------------------------------------------------
Series A
Convertible
Preferred Stock,
par value $0.0001
per share              1,500,000               D                 (1)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

  Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
     * If the form is filed by more than one reported person, see Instruction 5(b)(v).

              Table II--Derivative Securities Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

----------------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative     2. Date Exer-    3. Title and Amount of Securities      4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)        cisable and      Underlying Derivative Security         or              Form of        direct Bene-
                               Expiration       (Instr. 4)                             Exercise        Derivative     ficial
                               Date                                                    Price           Security:      Ownership
                               (Month/Day/                                             of              Direct (D)     (Instr. 5)
                               Year)                                                   Derivative      or In-
                           -------------------------------------------------------     Security        direct (I)
                            Date      Expira-                            Amount or                     (Instr. 5)
                            Exer-     tion            Title              Number of
                            cisable   Date                               Shares
-----------------------------------------------------------------------------------------------------------------------------------
  Warrant                   2/28/02   2/27/07   Common Stock, par value
                                                $0.0001 per share            83,334      $1.50              D               (1)
-----------------------------------------------------------------------------------------------------------------------------------
  Warrant                   2/28/02   2/27/07   Common Stock, par value
                                                $0.0001 per share            83,334      $1.00              D               (1)
-----------------------------------------------------------------------------------------------------------------------------------
  Warrant                   2/28/02   2/27/07   Common Stock, par value
                                                $0.0001 per share           250,000      $ .85              D               (1)
-----------------------------------------------------------------------------------------------------------------------------------
  Warrant                   2/28/02   2/27/07   Common Stock, par value
                                                $0.0001 per share           250,000      $ .65              D               (1)
-----------------------------------------------------------------------------------------------------------------------------------
  Warrant                   2/28/02   2/27/07   Common Stock, par value
                                                $0.0001 per share           250,000      $ .45              D               (1)
-----------------------------------------------------------------------------------------------------------------------------------
  Warrant                   2/28/02   2/27/07   Common Stock, par value
                                                $0.0001 per share           166,666      $ .25              D               (1)
-----------------------------------------------------------------------------------------------------------------------------------
  Warrant                   3/12/02   3/12/07   Common Stock, par value
                                                $0.0001 per share            83,334      $1.50              D               (1)
-----------------------------------------------------------------------------------------------------------------------------------
  Warrant                   3/12/02   3/12/07   Common Stock, par value
                                                $0.0001 per share            83,334      $1.00              D               (1)
-----------------------------------------------------------------------------------------------------------------------------------
  Warrant                   3/12/02   3/12/07   Common Stock, par value
                                                $0.0001 per share           250,000      $ .85              D               (1)
-----------------------------------------------------------------------------------------------------------------------------------
  Warrant                   3/12/02   3/12/07   Common Stock, par value
                                                $0.0001 per share           250,000      $ .65              D               (1)
-----------------------------------------------------------------------------------------------------------------------------------
  Warrant                   3/12/02   3/12/07   Common Stock, par value
                                                $0.0001 per share           250,000      $ .45              D               (1)
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
  Warrant                            3/12/02      3/12/07   Common Stock, par value
                                                            $0.0001 per share                 166,666            $ .25   D   (1)
-----------------------------------------------------------------------------------------------------------------------------------
  Warrant                            3/27/02      3/27/07   Common Stock, par value
                                                            $0.0001 per share                  83,334            $1.50   D   (1)
-----------------------------------------------------------------------------------------------------------------------------------
  Warrant                            3/27/02      3/27/07   Common Stock, par value
                                                            $0.0001 per share                  83,334            $1.00   D   (1)
-----------------------------------------------------------------------------------------------------------------------------------
  Warrant                            3/27/02      3/27/07   Common Stock, par value
                                                            $0.0001 per share                 250,000            $ .85   D   (1)
-----------------------------------------------------------------------------------------------------------------------------------
  Warrant                            3/27/02      3/27/07   Common Stock, par value
                                                            $0.0001 per share                 250,000            $ .65   D   (1)
-----------------------------------------------------------------------------------------------------------------------------------
  Warrant                            3/27/02      3/27/07   Common Stock, par value
                                                            $0.0001 per share                 250,000            $ .45   D   (1)
-----------------------------------------------------------------------------------------------------------------------------------
  Warrant                            3/27/02      3/27/07   Common Stock, par value
                                                            $0.0001 per share                 166,666            $ .25   D   (1)

(1) These securities are directly beneficially owned by Stanford Venture Capital Holdings, Inc. and may be deemed to be indirectly beneficially owned by R. Allen Stanford. Mr. Stanford disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of
     Section 16 or for any other purpose.

     /s/ Yolanda M. Suarez                             March 11, 2002
     ----------------------------------------          ------------------
     Stanford Venture Capital Holdings, Inc.           Date
     Secretary

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

    Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

    Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                         Page 2
                                                                 SEC 1473 (7-96)

                            JOINT FILER INFORMATION

Name:                       Stanford Venture Capital Holdings, Inc.

Address:                    5050 Westheimer Road
                            Houston, Texas 77056

Designated Filer:           Stanford Venture Capital Holdings, Inc.

Issuer and Ticker Symbol:   Intercallnet, Inc. ("ICLN")

Date of Event Requiring
 Statement:                 February 28, 2002

Signature:                  Stanford Venture Capital Holdings, Inc.

                            By: /s/ Yolanda M. Suarez
                                -----------------------------------
                                Yolanda M. Suarez
                                Secretary

                            JOINT FILER INFORMATION

Name:                      R. Allen Stanford

Address:                   c/o Stanford Venture Capital Holdings, Inc.
                           5050 Westheimer Road
                           Houston, Texas 77056

Designated Filer:          Stanford Venture Capital Holdings, Inc.

Issuer and Ticker Symbol:  Intercallnet, Inc. ("ICLN")

Date of Event Requiring
 Statement:                February 28, 2002

Signature:                 /s/ R. Allen Stanford
                           ---------------------------------
                           R. Allen Stanford